Exhibit 99.1

For Immediate Release
April 14, 2005

SAP Does Not Currently Intend to Preannounce its First Quarter Results
Prior to its Scheduled First Quarter Results Announcement

     WALLDORF/PALO ALTO – April 14, 2005 – SAP AG (NYSE: SAP) announced that it stated today at a press briefing held at its Palo Alto, California offices that it does not currently intend to preannounce its first quarter 2005 results prior to the scheduled first quarter 2005 results release date on April 21, 2005.

About SAP
SAP is the world’s leading provider of business software solutions*. Today, more than 26,150 customers in over 120 countries run more than 88,700 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*) SAP defines business solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2005 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

SAP Does Not Currently Intend to Preannounce First Quarter Results	Page 2

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, EST
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST